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                                                               EXHIBIT 99.(a)(4)

                          STEELE HILL PARTNERS L.L.C.


                                                               February 24, 1997

Dear Unitholder:

                 You may be receiving shortly a letter from the General Partner of Stamford Towers Limited Partnership recommending that you reject our offer as inadequate. In making your decision, we wish to direct your attention to the following:

o According to the General Partner, the value of a Unit in the Partnership has increased from $2.37 to $3.82 in one year. For this to be true, the Partnership's real estate would have had to increase by 41% alone!!!

o By its own admission, the General Partner's valuation does not consider liquidation costs, which could reduce liquidation proceeds to you by up to $.20 per Unit.

o While it is true that a sale would preclude an investor from any future Partnership distributions, ask yourself what distributions, if any, has the Partnership ever made to you.

o In making its recommendation, the General Partner has admitted that it has a conflict of interest as a result of its right to receive compensation, fees and other distributions from the Partnership.

o The General Partner neglects to inform you that the tax benefits associated with sale could be as high as $3.59 per Unit, increasing the 1997 total benefits to a selling Unitholder to $5.10 per Unit.

o The General Partner cannot and will not give any timetable as to the sale of the Partnership's properties or the resumption of distributions. One year, three years, five years - who knows? Accepting our offer will provide you with cash now and tax benefits this year.

o The Steele Hill offer is net of all commissions and transaction costs which will be paid by Steele Hill.

o The Steele Hill offer represents a 32% premium over the most recent weighted average selling price for Units in the limited secondary market.

          To tender your Units, mail an executed copy of the Letter of Transmittal, a copy of which is enclosed, and any documents required to The Herman Group, Inc. using the enclosed pre-addressed, postage paid envelope to:

             The Information Agent and Depository for the Offer is:

                             THE HERMAN GR0UP INC.
                            2121 San Jacinto Street
                                   26th Floor
                              Dallas, Texas 75201
                                       or
                         Call Toll-Free (800) 992-6172